December 22, 2009

Catherine T. Brown
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C.  20549-3628

Re:	Kid Castle Education Corporation
Amendment No. 2 to Schedule 13E-3
Filed November 2, 2009
File No. 005-82412

Amendment No. 2 to Preliminary Information
Statement on Schedule 14C
Filed November 2, 2009

Form 10-Q for the Fiscal Quarter
Ended September 30, 2009
Filed November 13, 2009
File No. 333-39629

Dear Ms. Brown:

Kid Castle Educational Corporation (the “Company”) has received the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in your comment letter dated November 19, 2009 (the “Comment Letter”) addressed to Mr. Min-Tan Yang, Chief Executive Officer of the Company, relating to the Company’s Amendment No. 2 to Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 2 to Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed with the Commission on November 2, 2009 and Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the Commission on November 13, 2009.

For your convenience, we have reprinted below the Staff’s comment from the Comment Letter in bold and set forth our response thereunder.

General

1.	COMMENT: As appropriate, please revise your preliminary information statement and Schedule 13E-3 to reflect your September 30, 2009 interim financial information.

RESPONSE: Thank you for your comment.  We have revised our disclosure to include the September 30, 2009 interim financial information in the Preliminary Information Statement on Schedule 14C.

Preliminary Information Statement on Schedule 14C

Special Factors, page 12

Effects of the Transaction, page 14

Book Value Per Share, page 16

2.	COMMENT: In two places in this bullet you have stated that the book value per share is .9 when it appears that this should be $0.09. Please revise.

RESPONSE: Thank you for your comment. We have revised the disclosure to correct the typographical error.

Independent Committee Deliberations and Fairness, page 20

3.
COMMENT: We reviewed your response to comment eight in our letter dated October 8, 2009 and reissue this comment. We were unable to locate revised disclosure addressing clause (vi) of Instruction 2 to Item 1014 of Regulation M-A or the last sentence of our prior comment regarding procedural fairness. Please revise.

RESPONSE: Thank you for your comment. Disclosure regarding historical purchase prices of Kid Castle common stock is set forth in a table on page 30 of Amendment No. 2 to the Preliminary Information Statement on Schedule 14C.  We have supplemented our disclosure under “Independent Committee Deliberations and Fairness” (pages 20 through 24) to indicate that the Independent Committee considered historical prices paid by Mr. Yang among the various factors it considered in determining substantive fairness of the transaction.  With respect to your comment regarding procedural fairness, we believe our prior disclosure was responsive to Item 1014 as well as related SEC releases given that we itemized the positive as well as the negative procedural factors considered by the Independent Committee, and disclosed its conclusion, based on the totality of factors, that the transaction is procedurally fair notwithstanding the negative factors.  Nevertheless, to ensure that we have addressed the staff’s comment, we have included the following additional disclosure:

The Independent Committee determined that the transaction is procedurally fair notwithstanding the fact that it was not structured so that approval of at least a majority of the unaffiliated shareholders was required for approval or the fact that the Independent Committee did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders for purposes of negotiating the terms of the Transaction.  The Independent Committee determined this, notwithstanding the decision not to implement the foregoing procedural safeguards, based on the following procedural safeguards that were implemented.

•	the fact that the Independent Committee is comprised solely of independent directors who are not employees of the Company and who have no financial interest in the Transaction;

•	the fact that Messrs. Pai and Yang did not participate in any way in the deliberations of the Independent Committee;

•
the fact that the Independent Committee had ultimate authority to decide whether or not to proceed with the Transaction or any alternative to it, subject to our Board of Directors’ ratifying approval; and

•	the fact that the Independent Committee consulted with and relied on the valuation report of Polaris Securities, an outside financial consultant.

Mr. Yang’s Deliberations, page 24

Potential Conflicts of Interests of our Officers and Directors, page 30

4.
COMMENT: We reviewed your response to comment 11 in our letter dated October 8, 2009 and your revised disclosure under this heading. In the table at the bottom of page 30, you state that Mr. Yang owned 9,675,538 shares prior to the capital injection and 14,675,538 shares after the capital injection; however, the table on page 31 reflects ownership before and after the capital injection of 11,255,538 shares and 16,255,538 shares, respectively. Please explain these discrepancies to us or revise, as applicable.

RESPONSE: Thank you for your comment. The discrepancy is due to the fact that the table on page 30 showed only Mr. Yang’s purchases of common stock, not his total beneficial ownership, which is what is shown on the table on page 31.  We have revised for consistency.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

5.
COMMENT: We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b)(31) of Regulation S-K in number 4. Consistent with comment 47 in our letter dated July 17, 2009, please file an amended Form 10-Q that contains the language set forth in the certifications shown in Item 601(b)(31) of Regulation S-K. In doing so, please re-file the entire Form 10-Q together with new certifications.

RESPONSE:  We have filed an amended Form 10-Q correcting the certifications.

The Company looks forward to working with the Staff to resolve these issues in a manner that will be satisfactory to the Commission.  The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also authorize your to contact our attorneys at K&L Gates, specifically Carter Mackley (telephone (206) 623-7580), with respect to any matters in this response letter that you would like to discuss in more detail.

Very truly yours,

Kid Castle Education Corporation

By:	/s/ MIN-TAN YANG
Min-Tan Yang
Chief Executive Officer

cc:	H. Christopher Owings Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549-3628	Carter Mackley, Esq. K& L Gates 925 Fourth Avenue, Suite 2900 Seattle, WA 98104